

October 11, 2011

Via E-Mail
Mr. Vincent A. Paccapaniccia
Chief Financial Officer
CSS Industries, Inc.
1845 Walnut Street
Philadelphia, Pennsylvania 19103

     Re: CSS Industries, Inc.
            Form 10-K for the Year Ended March 31, 2011
            Filed May 26, 2011
            File No. 001-02661

Dear Mr. Paccapaniccia:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 17

1. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies
Product Development Costs, page 34

2. We note from the disclosure in the last paragraph on page 34 that historically the Company had been amortizing its product development costs for certain products over a selling period of six to twelve months. We also note that during fiscal 2010, the Company revised the amortization period for certain product development costs to two years to better align with the period over which the Company expects to utilize the assets. Please tell us the nature of the events or changes in circumstances that led management to its conclusion that the amortization period for these assets should be increased to two years. Also, please revise the notes to the Company's financial statements to include all of the disclosures required by ASC 250-10-50-4 with respect to this change in estimate.

Note 9. Long-Term Debt and Credit Arrangements, page 45

3. We note from your disclosure on page 9 that your borrowing arrangements contain a number of restrictive covenants, including a restriction on paying dividends. Please revise your disclosure in Note 9 in future filings to disclose the nature of all restrictive covenants including those which limit the payment of dividends. See Rule 4-08(e) of Regulation S-X.

Note 11. Fair Value of Financial Instruments, page 47

4. We note your disclosures related to the fair value of financial assets and liabilities measured at fair value on a recurring basis. Please revise the notes to the financial statements in future filings to include the disclosures set forth in ASC 820-10-50-5 for all assets and liabilities measured at fair value on a non-recurring basis such as the property and equipment, intangible assets, and goodwill that were impaired during fiscal 2010 and 2011.

Form 10-Q for the Quarter Ended June 30, 2011

Note 1. Summary of Significant Accounting Policies
Use of Estimates, page 7

5. We note your disclosure that in fiscal 2011 you allocated expected annual incentive compensation expense on a straight-line basis but beginning in the first quarter of fiscal 2012, in order to better align the incentive compensation expense to the seasonal nature of the business, you began to charge incentive compensation expense to the periods in which profits are generated. Please explain to us how incentive compensation expense is earned by the employees and tell us whether it is earned only when profits are generated

or over the entire year. Also, please tell us how incentive compensation expense will be recorded in a situation where you do not generate any profits during fiscal 2012.

Note 5. Business Restructuring, page 11

6. We note your disclosure that during the three months ended June 30, 2011, $2,498,000 related to the write down of inventory to net realizable value is included in cost of sales related to the closing of the Cleo manufacturing plant. In light of the disclosure in Note 1 to the Form 10-K that in the fourth quarter of fiscal 2011 there were indicators such as projected future operating and cash flow losses that led to an impairment analysis of the long-lived assets related to the Cleo manufacturing plant in fiscal 2011, please explain to us why you believe that the inventory related to this facility was appropriately recorded at the lower of cost or market at March 31, 2011.

Form 8-K filed on September 15, 2011

Exhibit 99.1
Unaudited Pro Forma Consolidated Balance Sheets

7. We note your disclosure in Note 1 that the unaudited pro forma balance sheet as of June 30, 2011 is presented as if the sale of the seasonal wrap business had occurred on June 30, 2011. However, we note from your pro forma balance sheet that as of June 30, 2011 the assets that were sold have been reclassified to discontinued operations but still remain on the balance sheet and have not been considered in determining the gain or loss to be recognized on the disposal of the business. In light of the fact that the pro forma balance sheet assumes the sale of the seasonal wrap business occurred on June 30, 2011 and the consideration received has been recorded on the balance sheet, we believe that the assets and liabilities of this business should be removed from the pro forma balance sheet and reflected in the calculation of the gain or loss recognized on disposal of the business. If the assets and liabilities of the sold business are not being transferred to the buyer until a later date, please explain the circumstances to us and revise your disclosures in the introductory note to the pro forma financial statements to clearly explain the transaction.

8. We note from the pro forma balance sheet that the pro forma adjustments include a significant amount of inventory that is being reclassified to discontinued operations. However, we note from your disclosure under Item 1.01 of the Form 8-K that it appears Cleo's inventory, as well as accounts receivable, were excluded from the sale. Please revise to clearly disclose the nature and amount of any assets and liabilities related to Cleo's business that were not sold as part of this transaction and explain to us how you intend to present these assets and liabilities on the financial statements going forward. Also, if you intend to classify any assets and liabilities of Cleo's business as discontinued operations prior to the point at which those assets and liabilities are transferred to the buyer, please explain to us why you believe your presentation is appropriate. See example in ASC 205-20-55-47.

Notes to Unaudited Pro Forma Consolidated Balance Sheets and Statements of Operations

Note 2. Pro Forma Adjustments

9. We note your disclosure in footnote (E) that the pro forma adjustments consider the general intra-period allocation rules for income taxes. Please revise to disclose how the income tax amount used in the pro forma adjustment was calculated or determined, including the amount of the effective tax rate used in the calculation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief